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                                                       -------------------------
                         UNITED STATES                       OMB APPROVAL
           SECURITIES AND EXCHANGE COMMISSION          -------------------------
                   Washington, D.C. 20549              OMB Number: 3235-0058
                                                       Expires:January 31, 2005
                                                       Estimated average burden
                                                       hours per response...2.50
                                                       -------------------------
                                                       SEC FILE NUMBER
                        FORM 12B-25                    0-20148
                                                       -------------------------
                                                       CUSIP NUMBER
                NOTIFICATION OF LATE FILING            174613 992
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(CHECK ONE):  |X| Form 10-K  |_| Form 20-F  |_| Form 10-Q  |_| Form N-SAR

         For Period Ended:  DECEMBER 31, 2002
                            -----------------
         |_|      Transition Report on Form 10-K
         |_|      Transition Report on Form 20-F
         |_|      Transition Report on Form 11-K
         |_|      Transition Report on Form 10-Q
         |_|      Transition Report on Form N-SAR
         For the Transition Period Ended:_______________________________________

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   READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification
relates:________________________________________________________________________

PART I -- REGISTRANT INFORMATION

CITIZENS FINANCIAL CORPORATION
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Full Name of Registrant

N/A
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Former Name if Applicable

12910 SHELBYVILLE ROAD
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Address of Principal Executive Office (Street and Number)

LOUISVILLE, KENTUCKY  40243
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion thereof, will be filed on or before the fifteenth calendar day
    [X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                               See Continuation Sheet (page 3)
(Attach extra Sheets if Needed)

                 Persons who are to respond to the collection of information contained in this form are not required to respond unless the
SEC 1344(11-02)  form displays a currently valid OMB control number.



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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Brent L. Nemec                    502               244-2451
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          (Name)                   (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)
                                                              Yes |X|   No |_|
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              Yes |_|   No |X|
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                         CITIZENS FINANCIAL CORPORATION
           -----------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  APRIL 1, 2003                  By  /s/ BRENT L. NEMEC
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                                      BRENT L. NEMEC, VICE PRESIDENT

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001)
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter.


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                               CONTINUATION SHEET

PART III -- NARRATIVE (CONTINUED)

The registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 could not be filed within the prescribed period of time because, shortly before the Report was due, the registrant determined that material revisions may be needed in the amounts provided for policy reserves and deferred acquisition costs in the Preneed Life business segment. This determination was made on March 31, 2003 by the registrant's consulting actuary. In addition to extensive changes in the basic financial statements and notes included in Item 8 of the Report, these revisions, if needed, would likely lead to changes in Items 1, 6, 7 and 15, perhaps among others. The registrant's independent public accountants would then be asked to issue their opinion on the revised basic financial statements and notes. The Audit Committee of the registrant's Board of Directors would also need to be consulted regarding the revisions and the inclusion of the revised basic financial statements and notes in the Report.